Exhibit 99.1

ROGERS COMMUNICATIONS INC.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with Section 11.3 of National Instrument 51-102 (Continuous Disclosure Obligations), this report briefly describes the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Rogers Communications Inc. (the “Company”) held on April 22, 2026.

Class A Voting Shareholders

1.   Election of Directors

Resolutions electing the following 14 individuals as directors of the Company until the next annual general meeting of the shareholders of the Company were passed with the following results:

Michael J. Cooper Shares Voted For: Withheld:	108,517,996 19,474	Trevor English Shares Voted For: Withheld:	108,529,953 7,517

Ivan Fecan Shares Voted For: Withheld:	108,528,213 9,257	Robert J. Gemmell Shares Voted For: Withheld:	108,528,747 8,723

Jan L. Innes Shares Voted For: Withheld:	108,530,016 7,454	Diane A. Kazarian Shares Voted For: Withheld:	108,533,795 3,675

Dr. Mohamed Lachemi Shares Voted For: Withheld:	108,527,790 9,680	David A. Robinson Shares Voted For: Withheld:	108,530,025 7,445

Edward S. Rogers Shares Voted For: Withheld:	108,520,575 16,895	Lisa A. Rogers Shares Voted For: Withheld:	108,531,380 6,090

Bradley S. Shaw Shares Voted For: Withheld:	108,528,478 8,992	Wayne Sparrow Shares Voted For: Withheld:	108,530,191 7,279

Tony Staffieri Shares Voted For: Withheld:	108,527,968 9,502	John H. Tory Shares Voted For: Withheld:	108,528,684 8,786

2.  Appointment of Auditors

A resolution appointing KPMG LLP (“KPMG”) as auditors of the Company until the next annual general meeting of the shareholders of the Company was approved, with 108,565,039 shares voted for KPMG’s appointment and 1,978 shares withheld from voting.

For additional information, please see the Company’s management information circular dated March 6, 2026, a copy of which is available on SEDAR+ at www.sedarplus.ca.

Toronto, Ontario, April 22, 2026

ROGERS COMMUNICATIONS INC.

Per:	/s/ Marisa Wyse
Marisa Wyse
Chief Legal Officer and Corporate Secretary